                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)

                            SCS Transportation, Inc.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    81111T102
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 2, 2006
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /_/.

          NOTE.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 37 Pages)

--------
(1)      The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 2 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   623,326
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               623,326
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     623,326
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 3 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     PARCHE, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   249,636
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               249,636
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     249,636
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 4 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     RCG AMBROSE MASTER FUND, LTD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   87,043
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               87,043
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     87,043
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 5 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     RCG HALIFAX FUND, LTD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   79,589
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               79,589
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     79,589
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 6 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     RAMIUS MASTER FUND, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   390,069
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               390,069
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     390,069
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 7 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     ADMIRAL ADVISORS, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   872,962
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               872,962
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     872,962
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 8 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     RAMIUS ADVISORS, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   390,069
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               390,069
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     390,069
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 9 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     RAMIUS CAPITAL GROUP, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   1,429,663
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               1,429,663
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,429,663
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 10 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     C4S & CO., LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   1,429,663
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               1,429,663
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,429,663
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 11 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     PETER A. COHEN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               1,429,663
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               1,429,663
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,429,663
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 12 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     MORGAN B. STARK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               1,429,663
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               1,429,663
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,429,663
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 13 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               1,429,663
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               1,429,663
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,429,663
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 14 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     THOMAS W. STRAUSS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               1,429,663
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               1,429,663
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,429,663
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 15 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     JEFFREY C. SMITH
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 16 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     JEFFREY C. WARD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,000
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 17 of 37 Pages
----------------------                                    ----------------------

          The following  constitutes  Amendment No. 3 ("Amendment No. 3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth.

     Item 2 is hereby amended to add the following:

          In connection with the Settlement  Agreement  described and defined in
Item 4,  Starboard  withdrew its  nominations of Jeffrey C. Smith and Jeffrey C.
Ward for election at the 2006 Annual Meeting (the "Annual Meeting"). Pursuant to
the Settlement Agreement, the Issuer agreed to increase the size of the Issuer's
Board of Directors by one and to fill the  newly-created  seat by appointing Mr.
Ward to the Board of  Directors.  The Issuer  also agreed to include Mr. Ward in the  Issuer's  proxy  statement  for the Annual  Meeting  and to  recommend  his election  and to solicit  proxies  on his  behalf in the same  manner as for the
Issuer's other  nominees for election at the Annual  Meeting.  Accordingly,  Mr.
Smith and Mr. Ward are no longer  members of the  Section  13(d) group and shall cease to be Reporting  Persons  immediately  after the filing of this Statement.
The remaining  Reporting  Persons will continue filing as a group  statements on
Schedule 13D with respect to their  beneficial  ownership of  securities  of the
Issuer to the extent required by applicable law.

     Item 4 is hereby amended to add the following:

          On March 2, 2006, the Reporting Persons and the Issuer (together,  the
"Parties") entered into a Settlement Agreement (the "Settlement  Agreement"),  a
copy of which is  attached  hereto as  Exhibit 5 and is  incorporated  herein by reference. Pursuant to the Settlement Agreement, the Reporting Persons agreed to withdraw Mr.  Smith and Mr. Ward as nominees for election at the Annual  Meeting and to cause all Shares  beneficially owned by the Reporting Persons to be voted
(i) in favor of the election of the persons  nominated by the Board of Directors to stand for election at the Annual  Meeting,  including  Mr. Ward,  and (ii) in accordance with the  recommendation of the Board of Directors on any other items of business to come before the Annual  Meeting.  The Issuer agreed that no later than two days after the execution of the Settlement  Agreement it shall increase the size of the Board of  Directors  by one and fill the  newly-created  seat by appointing Mr. Ward to the Board of Directors. The Issuer further agreed that it shall (i) include Mr. Ward in the proxy  statement  as a nominee for election to the Issuer's Board of Directors, (ii) recommend Mr. Ward's election to the Board of  Directors  and (iii)  solicit  proxies for Mr.  Ward's  election in the same manner as for all other  nominees  of the  Issuer  for  election  at the  Annual
Meeting.  The Parties  also agreed that if the Board of  Directors of the Issuer establishes  a committee  to evaluate  potential  strategic  alternatives,  such committee shall consist of no more than four members and shall include Mr. Ward.
The Reporting  Persons  agreed that during the period  commencing on the date of the Settlement Agreement and terminating at the close of the Annual Meeting (the
"Standstill  Period") they will not,  without the prior  written  consent of the
Board  of  Directors,  (i)  engage,  or in  any  way  participate,  directly  or indirectly,  in any  solicitation  of proxies or consents,  (ii) seek to advise, encourage  or  influence  any person  with  respect to the voting of any Shares,
(iii) initiate,  propose or otherwise solicit stockholders of the Issuer for the approval of  stockholder  proposals  whether made pursuant to Rule 14a-8 or Rule
14a-4 under the Exchange Act or otherwise or (iv) otherwise communicate with the stockholders of the Issuer pursuant to Rule  14a-1(1)(2)(iv)  under the Exchange
Act. The Reporting Persons further agreed that during the Standstill Period they will not (i) form,  join or in any way  participate in any group with respect to

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 18 of 37 Pages
----------------------                                    ----------------------

Shares  (other  than a group  that  consists  of all or  some  of the  Reporting
Persons),  (ii)  deposit any Shares in any voting trust or subject any Shares to any arrangement or agreement with respect to the voting of any Shares (except as set forth in the Settlement Agreement), (iii) otherwise act, alone or in concert with others, to control or seek to control or influence or seek to influence the management  of the  Issuer,  the Board of  Directors  or  policies of the Issuer
(except as  otherwise  permitted  in the  Settlement  Agreement),  (iv) make any proposal or enter into any discussion  regarding any of the  foregoing,  or make any  proposal,  statement  or  inquiry,  or  disclose  any  intention,  plan  or arrangement  inconsistent with the foregoing, or make or disclose any request to amend,  waive or terminate any provision of the Settlement  Agreement,  (v) have any discussions or communications, or enter into any arrangements, understanding or agreements with, or advise,  finance, assist or encourage any other person in connection  with the  foregoing,  or make any  investment  in or enter  into any arrangement with any person that engages in any of the foregoing or (vi) take or cause  or  induce  others  to  take  any  action  inconsistent  with  any of the foregoing.  The  Settlement  Agreement  also includes a mutual release of claims between the Reporting  Persons and the Issuer. In accordance with the Settlement
Agreement,  the Parties  issued on March 2, 2006 a press release  announcing the execution of the Settlement  Agreement,  the form of which is attached hereto as
Exhibit 6 and is incorporated herein by reference.

     Item 5 is hereby amended and restated as follows:

          The aggregate percentage of Shares reported owned by each person named herein is based upon 14,619,662 Shares outstanding, which is the total number of
Shares  outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 17, 2006.

   A.     Starboard

      (a) As of the date of this  filing,  Starboard  beneficially  owns 623,326
Shares.

          Percentage: Approximately 4.3% as of the date hereof.

      (b) 1. Sole  power to vote or  direct  vote:  623,326
          2. Shared  power to vote or direct vote: 0
          3. Sole power to  dispose  or direct  the  disposition:  623,326
          4. Shared power to dispose or direct the disposition: 0

      (c) Starboard has not acquired any  additional  Shares since the filing of
Amendment No. 2 to Schedule 13D.

   B.     Parche

      (a) As of the  date of  this  filing,  Parche  beneficially  owns  249,636
          Shares.

          Percentage: Approximately 1.7% as of the date hereof.

      (b) 1. Sole  power to vote or  direct  vote:  249,636

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 19 of 37 Pages
----------------------                                    ----------------------

          2. Shared  power to vote or direct vote: 0
          3. Sole power to  dispose  or direct  the  disposition:  249,636
          4. Shared power to dispose or direct the disposition: 0

      (c) Parche has not  acquired  any  additional  Shares  since the filing of
Amendment No. 2 to Schedule 13D.

   C.     RCG Ambrose

      (a) As of the date of this filing,  RCG Ambrose  beneficially  owns 87,043
          Shares.

          Percentage: Less than 1% as of the date hereof.

      (b) 1. Sole  power to vote or  direct  vote:  87,043
          2. Shared  power to vote or direct vote: 0
          3. Sole power to  dispose  or  direct  the  disposition:  87,043
          4. Shared power to dispose or direct the disposition: 0

      (c) RCG Ambrose has not acquired any additional Shares since the filing of
Amendment No. 2 to Schedule 13D.

   D.     RCG Halifax

      (a) As of the date of this filing,  RCG Halifax  beneficially  owns 79,589
          Shares.

          Percentage: Less than 1% as of the date hereof.

      (b) 1. Sole  power to vote or  direct  vote:  79,589
          2. Shared  power to vote or direct vote: 0
          3. Sole power to  dispose  or  direct  the  disposition:  79,589
          4. Shared power to dispose or direct the disposition: 0

      (c) RCG Halifax has not acquired any additional Shares since the filing of
Amendment No. 2 to Schedule 13D.

   E.     Ramius Master

      (a) As of the date of this filing, Ramius Master beneficially owns 390,069
Shares.

          Percentage: Approximately 2.7% as of the date hereof.

      (b) 1. Sole  power to vote or  direct  vote:  390,069
          2. Shared  power to vote or direct vote: 0
          3. Sole power to  dispose  or direct  the  disposition:  390,069
          4. Shared power to dispose or direct the disposition: 0

      (c) Ramius Master has not acquired any additional  Shares since the filing of Amendment No. 2 to Schedule 13D.

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 20 of 37 Pages
----------------------                                    ----------------------

   F.     Admiral Advisors

      (a) As of the date of this filing,  as the investment  manager of
Starboard and the managing member of Parche,  Admiral Advisors may be deemed the beneficial  owner of (i) 623,326  Shares  owned by  Starboard  and (ii)  249,636
Shares owned by Parche.

          Percentage: Approximately 6.0% as of the date hereof.

      (b) 1. Sole  power to vote or  direct  vote:  872,962
          2. Shared  power to vote or direct vote: 0
          3. Sole power to  dispose  or direct  the  disposition:  872,962
          4. Shared power to dispose or direct the disposition: 0

      (c) Admiral  Advisors  has not acquired  any  additional  Shares since the filing of Amendment No. 2 to Schedule 13D.

   G.     Ramius Advisors

      (a) As of the date of this  filing,  as the  investment  advisor of Ramius
Master,  Ramius  Advisors may be deemed the  beneficial  owner of 390,069 Shares owned by Ramius Master.

          Percentage: Approximately 2.7% as of the date hereof.

      (b) 1. Sole  power to vote or  direct  vote:  390,069
          2. Shared  power to vote or direct vote: 0
          3. Sole power to  dispose  or direct  the  disposition:  390,069
          4. Shared power to dispose or direct the disposition: 0

      (c) Ramius  Advisors  has not  acquired  any  additional  Shares since the filing of Amendment No. 2 to Schedule 13D.

   H.     Ramius Capital

      (a) As of the date of this filing,  as the sole member of Admiral Advisors and  Ramius  Advisors  (the  investment  advisor  of Ramius  Master)  and as the investment advisor to RCG Halifax and RCG Ambrose,  Ramius Capital may be deemed the  beneficial  owner of (i) 623,326  shares owned by  Starboard,  (ii) 249,636
Shares owned by Parche,  (iii) 87,043  Shares owned by RCG Ambrose,  (iv) 79,589
Shares owned by RCG Halifax and (v) 390,069 Shares owned by Ramius Master.

          Percentage: Approximately 9.8% as of the date hereof.

      (b) 1. Sole power to vote or direct  vote:  1,429,663
          2. Shared  power to vote or direct vote: 0

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 21 of 37 Pages
----------------------                                    ----------------------

          3. Sole power to dispose or direct the  disposition:  1,429,663
          4. Shared power to dispose or direct the disposition: 0

      (c) Ramius Capital has not acquired any additional Shares since the filing of Amendment No. 2 to Schedule 13D.

   I.     C4S

      (a) As of the  date of this  filing,  as the  managing  member  of  Ramius
Capital,  C4S may be deemed the beneficial  owner of (i) 623,326 Shares owned by
Starboard, (ii) 249,636 Shares owned by Parche, (iii) 87,043 Shares owned by RCG
Ambrose,  (iv) 79,589 Shares owned by RCG Halifax,  and (v) 390,069 Shares owned by Ramius Master.

          Percentage: Approximately 9.8% as of the date hereof.

      (b) 1. Sole power to vote or direct  vote:  1,429,663
          2. Shared  power to vote or direct vote: 0
          3. Sole power to dispose or direct the  disposition:  1,429,663
          4. Shared power to dispose or direct the disposition: 0

      (c) C4S has not  acquired  any  additional  Shares  since  the  filing  of
Amendment No. 2 to Schedule 13D.

   J.     Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

      (a) As of the date of this filing, as the managing members of C4S, each of
Mr. Cohen,  Mr. Stark,  Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 623,326  Shares owned by  Starboard,  (ii) 249,636  Shares owned by
Parche,  (iii) 87,043  Shares owned by RCG Ambrose,  (iv) 79,589 Shares owned by
RCG Halifax  and (v)  390,069  Shares  owned by Ramius  Master.  Each of Messrs.
Cohen,  Stark,  Solomon  and Strauss  share  voting and  dispositive  power with respect to the Shares owned by Starboard,  Parche, RCG Ambrose,  RCG Halifax and
Ramius  Master by virtue of their  shared  authority to vote and dispose of such
Shares.  Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such Shares.

          Percentage: Approximately 9.8% as of the date hereof.

      (b) 1. Sole  power to vote or direct  vote:  0
          2. Shared power to vote or direct vote: 1,429,663
          3. Sole power to  dispose or direct the  disposition:  0
          4. Shared power to dispose or direct the disposition: 1,429,663

      (c) None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon have acquired any additional Shares since the filing of Amendment No. 2 to Schedule 13D.

   K.     Mr. Smith

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 22 of 37 Pages
----------------------                                    ----------------------

      (a) As of the date of this filing, Mr. Smith does not beneficially own any
Shares of the Issuer.

          Percentage: 0%

      (b) 1. Sole  power to vote or direct  vote:  0
          2. Shared power to vote or  direct  vote:  0
          3. Sole  power to dispose or direct the disposition:  0
          4. Shared power to dispose or direct the disposition: 0

      (c) N/A

   L.     Mr. Ward

      (a) As of the  date of this  filing,  Mr.  Ward  beneficially  owns  2,000
Shares.

          Percentage: Less than 1% as of the date hereof.

      (b) 1. Sole power to vote or direct vote: 2,000
          2. Shared power to vote or  direct  vote:  0
          3. Sole  power to dispose or direct the  disposition:  2,000
          4. Shared power to dispose or direct the disposition: 0

      (c) Mr. Ward has not  acquired any  additional  Shares since the filing of
Amendment No. 2 to Schedule 13D.

      (d) No person other than the Reporting  Persons is known to have the right to receive,  or the power to direct the receipt of dividends  from,  or proceeds from the sale of, such Shares.

      (e) Not applicable.

     Item 6 is hereby amended to add the following:

          Reference is made to the Settlement Agreement defined and described in
Item 4.

     Item 7 is hereby amended to add the following exhibits:

          5.   Settlement  Agreement among Starboard Value & Opportunity  Master
               Fund Ltd.;  Parche,  LLC;  RCG Ambrose  Master  Fund,  Ltd.;  RCG
               Halifax Fund, Ltd.;  Ramius Master Fund, Ltd.;  Admiral Advisors,
               LLC; Ramius Advisors,  LLC; Ramius Capital Group, LLC; C4S & Co.,
               LLC; Peter A. Cohen; Morgan B. Stark; Jeffrey M. Solomon;  Thomas
               W.  Strauss;  Jeffrey C.  Smith;  and  Jeffrey  C. Ward,  and SCS
               Transportation, Inc., dated March 2, 2006.

          6.   Press release, dated March 2, 2006.

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 23 of 37 Pages
----------------------                                    ----------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: March 6, 2006

RAMIUS CAPITAL GROUP, LLC                RCG AMBROSE MASTER FUND, LTD.

By: C4S & Co., L.L.C.,                   By: Ramius Capital Group, LLC,
    as Managing Member                       its Investment Advisor

By: /s/ Jeffrey M. Solomon                   By: C4S & Co., L.L.C.,
   ------------------------------            its Managing Member
   Name:  Jeffrey M. Solomon
   Title: Managing Member                By: /s/ Jeffrey M. Solomon
                                             ------------------------------
                                            Name:  Jeffrey M. Solomon
                                            Title: Managing Member

RCG HALIFAX FUND, LTD.                   RAMIUS MASTER FUND, LTD

By: Ramius Capital Group, LLC,           By: Ramius Advisors, LLC
    its Investment Advisor                   its Investment Advisor

By: C4S & Co., L.L.C.,                   By: Ramius Capital Group, LLC
    its Managing Member                      its Managing Member

By: /s/ Jeffrey M. Solomon               By: /s/ Jeffrey M. Solomon
   ------------------------------           -------------------------------
   Name:  Jeffrey M. Solomon                Name:  Jeffrey M. Solomon
   Title: Managing Member                   Title: Managing Member

C4S & CO., L.L.C.                        JEFFREY M. SOLOMON

By: /s/ Jeffrey M. Solomon                /s/ Jeffrey M. Solomon
   ------------------------------        ----------------------------------
   Name:  Jeffrey M. Solomon             Individually and as attorney-in-fact
   Title: Managing Member                for Peter A. Cohen, Morgan B. Stark
                                         and Thomas W. Strauss

STARBOARD VALUE & OPPORTUNITY        PARCHE, LLC
MASTER FUND LTD.                         By: Admiral Advisors, LLC, its managing
                                         member

By: /s/ Jeffrey M. Solomon
   ------------------------------        By:  /s/ Jeffrey M. Solomon
   Name:  Jeffrey M. Solomon                 ------------------------------
   Title: Authorized Signatory               Name:  Jeffrey M. Solomon
                                             Title: Authorized Signatory

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 24 of 37 Pages
----------------------                                    ----------------------

ADMIRAL ADVISORS, LLC                    RAMIUS ADVISORS, LLC
By: Ramius Capital Group, LLC, its       By: Ramius Capital Group, LLC, its
managing member                          managing member

By: /s/ Jeffrey M. Solomon               By:  /s/ Jeffrey M. Solomon
   ------------------------------            ------------------------------
   Name:  Jeffrey M. Solomon                 Name:  Jeffrey M. Solomon
   Title: Authorized Signatory               Title: Authorized Signatory

/s/ Jeffrey C. Smith
---------------------------------
JEFFREY C. SMITH

/s/ Jeffrey C. Ward
---------------------------------
JEFFREY C. WARD

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 25 of 37 Pages
----------------------                                    ----------------------

EXHIBIT INDEX

                   Exhibit                                               Page
                   -------                                               ----

1.   Joint Filing and Solicitation Agreement by and among
     Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master,
     Admiral Advisors, Ramius Advisors, Ramius Capital, C4S, Mr.
     Cohen, Mr. Stark, Mr. Solomon, Mr. Strauss, Mr. Smith and
     Mr. Ward, dated January 12, 2006 (previously filed).                 --

2.   Nomination Letter from Starboard to the Issuer, dated
     December 10, 2005 (previously filed).                                --

3.   Letter from Starboard to the Chairman and Chief Executive
     Officer of the Issuer, dated January 12, 2006 (previously
     filed).                                                              --

4.   Power of Attorney for Peter A. Cohen, Morgan B. Stark,
     Thomas W. Strauss and Jeffrey M. Solomon, dated March 11,
     2005 (previously filed).                                             --

5.   Settlement Agreement among Starboard Value & Opportunity
     Master Fund Ltd.; Parche, LLC; RCG Ambrose Master Fund,
     Ltd.; RCG Halifax Fund, Ltd.; Ramius Master Fund, Ltd.;
     Admiral Advisors, LLC; Ramius Advisors, LLC; Ramius Capital
     Group, LLC; C4S & Co., LLC; Peter A. Cohen; Morgan B. Stark;
     Jeffrey M. Solomon; Thomas W. Strauss; Jeffrey C. Smith; and
     Jeffrey C. Ward, and SCS Transportation, Inc., dated March        26 to 34
     2, 2006.

6.   Press release, dated March 2, 2006.                               35 to 37

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 26 of 37 Pages
----------------------                                    ----------------------

                       SETTLEMENT AGREEMENT

          SETTLEMENT AGREEMENT, dated this 2nd day of March, 2006 ("Agreement"), among Starboard Value & Opportunity Master Fund Ltd. ("Starboard"); Parche, LLC;
RCG Ambrose Master Fund, Ltd.; RCG Halifax Fund, Ltd.; Ramius Master Fund, Ltd.;
Admiral  Advisors,  LLC; Ramius Advisors,  LLC; Ramius Capital Group, LLC; C4S &
Co.,  LLC;  Peter A.  Cohen;  Morgan B.  Stark;  Jeffrey M.  Solomon;  Thomas W.
Strauss;  Jeffrey C. Smith;  and Jeffrey C. Ward (the foregoing  individuals and entities being collectively  referred to herein as the "Starboard  Group"),  and
SCS Transportation, Inc., a Delaware corporation (the "Company").

          WHEREAS,  the  Starboard  Group (i) has  publicly  stated  that it may solicit  proxies for the election of its own  opposition  slate of nominees (the
"Proxy  Solicitation")  to the Company's  Board of Directors (the "Board"),  and
(ii) has taken certain actions in furtherance thereof; and

          WHEREAS,  the  Company  and the  members of the  Starboard  Group have determined that the interests of the Company and its stockholders  would be best served by avoiding the  substantial  expense,  disruption and adverse  publicity that would result from the Proxy Solicitation.

          NOW,  THEREFORE,  in consideration  of the foregoing  premises and the respective  representations,  warranties,  covenants,  agreements and conditions hereinafter set forth,  and,  intending to be legally bound hereby,  the parties hereby agree as follows:

          1.   New  Director;  2006 Annual  Meeting of  Stockholders  (the "2006
Annual Meeting"); Related Matters.

               (a)  In accordance with the Company's  bylaws,  the Company shall no later than 2 days after the  execution  of this  Agreement  increase the size of the Board of  Directors by one and fill the  newly-created  seat by appointing Jeffrey C. Ward to the Board. The Persons nominated by the Board to stand for  election to the Board and who are  included in the 2006 Proxy
     Statement,  including  Mr.  Ward,  are  referred  to  herein  as the  "2006
     Nominees."  The Company shall include Mr. Ward in the proxy  statement as a nominee for  election to the  Company's  Board at the 2006 Annual  Meeting,
     shall  recommend  his election  and shall  solicit  proxies for Mr.  Ward's election in the same manner as all other 2006 Nominees.

               (b)  The members of the Starboard Group and their  Affiliates and
     Associates  (as such terms are defined in Section 11) shall vote, and shall cause  their  respective  Affiliates  and  Associates  to vote,  all Voting
     Securities  (as such term is defined in Section 11) which they are entitled to vote at the 2006 Annual  Meeting (i) in favor of the election of each of the 2006 Nominees,  and (ii) in accordance with the  recommendation  of the
     Board of  Directors  on any other  items of  business  to come  before such meeting as described in Section 1(e) below.

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 27 of 37 Pages
----------------------                                    ----------------------

               (c)  In connection  with the  evaluation  of potential  strategic alternatives  that has been  undertaken by the Board of  Directors,  if the
     Board of  Directors  of the Company  establishes  a  committee  to evaluate potential  strategic  alternatives,  such committee (i) shall consist of no more than four members, and (ii) shall include Mr. Ward.

               (d)  Starboard  hereby  withdraws its nominations of Mr. Ward and
     Mr.  Jeffrey C. Smith for election to the Board of Directors of the Company at the 2006 Annual  Meeting.  The  Starboard  Group will  promptly  file an amendment  to the Schedule  13D  regarding  the common stock of the Company filed with the SEC on January 12, 2006,  as amended (the  "Schedule  13D"), reporting  the entry  into this  Agreement,  amending  applicable  items to conform to its  obligations  hereunder and appending this Agreement and the
     Press Release (as hereinafter defined) as Exhibits thereto.

               (e)  The 2006 Annual  Meeting  shall be held on April 20, 2006 or within 30 days  thereafter.  The only items to be put to a stockholder vote at the 2006 Annual  Meeting are (i) the election of three (3) directors and
     (ii) the ratification of the appointment of auditors.

          2.   TERMINATION  DATE.  This Agreement shall remain in full force and effect and shall be fully binding on the parties  hereto in accordance  with the provisions  hereof  until the close of the 2006 Annual  Meeting,  including  any adjournment  thereof  (excluding  any  adjournment  beyond  May 20,  2006)  (the
"Termination Date").

          3.   STANDSTILL.

               (a)  Each member of the  Starboard  Group  jointly and  severally agrees that during the period  commencing  on the date hereof and ending on the  Termination  Date,  without  the prior  written  consent  of the Board specifically  expressed in a written  resolution adopted by a majority vote of the entire  Board,  he, she or it will not,  and will cause each of his, her or its  Affiliates,  Associates,  officers,  agents  and other  Persons acting on his, her or its behalf not to:

                    (i)  engage,   or  in  any  way  participate,   directly  or
          indirectly,  in any  "solicitation"  (as such term is  defined in Rule
          14a-1(l)  promulgated by the SEC under the Exchange Act) of proxies or consents  (whether  or not  relating  to the  election  or  removal of directors),  seek to advise,  encourage or  influence  any Person with respect to the voting of any Voting Securities;  initiate,  propose or otherwise  "solicit"  (as  such  term  is  defined  in  Rule  14a-1(l)
          promulgated  by the SEC under the Exchange  Act)  stockholders  of the
          Company  for  the  approval  of  stockholder  proposals  whether  made pursuant  to Rule  14a-8  or Rule  14a-4  under  the  Exchange  Act or otherwise;  induce or attempt to induce any other  Person to  initiate any such  stockholder  proposal;  or  otherwise  communicate  with the
          Company's  stockholders  or others  pursuant  to Rule  14a-1(l)(2)(iv)
          under the Exchange Act;

                    (ii) form,  join or in any way  participate  in any  "group"
          (within the  meaning of Section  13(d)(3)  of the  Exchange  Act) with respect to any Voting  Securities,  other than a "group" that includes

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 28 of 37 Pages
----------------------                                    ----------------------

          all or some lesser  number of the  Persons  identified  as  "Reporting
          Persons" in the Schedule  13D, but does not include any other  members who are not currently identified as Reporting Persons;

                    (iii) deposit any Voting  Securities  in any voting trust or subject any Voting  Securities to any  arrangement  or agreement  with respect to the voting of any Voting  Securities,  except as  expressly set forth in this Agreement;

                    (iv)  otherwise  act,  alone or in concert with others,  to control or seek to  control  or  influence  or seek to  influence  the management,  the Board or policies of the Company, except as otherwise expressly permitted in this Agreement;

                    (v)   make any  proposal  (including  publicly  disclose or
          discuss any  proposal) or enter into any  discussion  regarding any of the foregoing, or make any proposal, statement or inquiry, or disclose
          any  intention,   plan  or  arrangement   (whether  written  or  oral)
          inconsistent  with the  foregoing,  or make or disclose any request to amend, waive or terminate any provision of this Agreement;

                    (vi)  have any discussions or communications, or enter into any  arrangements,  understanding  or agreements  (whether  written or oral) with, or advise, finance, assist or encourage,  any other Person in connection with any of the foregoing,  or make any investment in or enter into any  arrangement  with,  any other Person that engages,  or offers or proposes to engage, in any of the foregoing; or

                    (vii) take or  cause or  induce  others  to take any  action inconsistent with any of the foregoing.

          4.   RELEASE.

               (a)  The  Starboard  Group  hereby  agrees for the benefit of the
     Company,  and  each  officer,  director,   stockholder,  agent,  affiliate,
     employee, attorney, assigns,  precedessor, and successor, past and present, of the Company (the Company and each such person being a "Company  Released
     Person") as follows:  The Starboard  Group,  for  themselves  and for their members,  officers,  directors,  assigns, agents, and successors,  past and present,  hereby agree and confirm that,  effective from and after the date of this Agreement,  they hereby acknowledge full and complete  satisfaction of, and covenant not to sue, and forever fully  release and discharge  each
     Company  Released Person of, and hold each Company Released Person harmless from, any and all rights, claims, warranties,  demands, debts, obligations, liabilities, costs, attorneys' fees, expenses, suits, losses, and causes of action  ("Claims")  of any nature  whatsoever,  whether  known or  unknown, suspected or  unsuspected,  arising in respect of or in connection with the nomination and election of directors at the 2006 Annual Meeting,  occurring any  time or  period  of time on or  prior  to the  date of this  Agreement
     (including  the future  effects of such  occurrences,  conditions,  acts or omissions).

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 29 of 37 Pages
----------------------                                    ----------------------

               (b)  The Company  hereby  agrees for the benefit of the Starboard
     Group, and each member, officer, director,  stockholder,  agent, affiliate, employee,  attorney, assign, predecessor,  and successor, past and present, of the Starboard  Group (the  Starboard  Group and each such person being a
     "Starboard  Released Person") as follows:  The Company,  for itself and for its officers, directors, assigns, agents, and successors, past and present, hereby agrees and confirms that,  effective from and after the date of this
     Agreement,  it hereby  acknowledges full and complete  satisfaction of, and covenants  not to sue,  and forever  fully  releases  and  discharges  each
     Starboard  Released  Person of,  and hold each  Starboard  Released  Person harmless  from, any and all rights,  claims,  warranties,  demands,  debts, obligations,  liabilities, costs, attorneys' fees, expenses, suits, losses, and causes of action ("Claims") of any nature whatsoever,  whether known or unknown,  suspected or unsuspected,  arising in respect of or in connection with any  Schedule  13D filings made prior to the date hereof or in respect of or in connection  with the  nomination  and election of directors at the
     2006 Annual  Meeting,  occurring  any time or period of time on or prior to
     the  date  of  this  Agreement   (including  the  future  effects  of  such
     occurrences, conditions, acts or omissions).

          5.   REPRESENTATIONS  AND WARRANTIES OF THE STARBOARD  GROUP.  Each of
the members of the Starboard Group severally represent and warrant as follows:

               (a)  Each  member  of the  Starboard  Group  has  the  power  and authority  to execute,  deliver and carry out the terms and  provisions  of this Agreement and to consummate the transactions contemplated hereby.

               (b)  This  Agreement  has  been  duly  and  validly   authorized,
     executed, and delivered by each member of the Starboard Group,  constitutes a valid and binding  obligation  and agreement of each such member,  and is enforceable against each such member in accordance with its terms.

               (c)  The  members of the  Starboard  Group,  together  with their
     Affiliates and Associates,  beneficially  own,  directly or indirectly,  an aggregate of  1,429,663  shares of Common Stock of the Company as set forth by  beneficial  owner and amount on  SCHEDULE  A hereto and such  shares of
     Common  Stock  constitute  all  of the  Voting  Securities  of the  Company beneficially  owned  by  the  members  of the  Starboard  Group  and  their
     Affiliates and Associates.

          6.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants as follows:

               (a)  The  Company  has  the  corporate  power  and  authority  to execute,  deliver and carry out the terms and  provisions of this Agreement and to consummate the transactions contemplated hereby.

               (b)  This  Agreement  has  been  duly  and  validly   authorized,
     executed  and  delivered by the  Company,  constitutes  a valid and binding obligation  and agreement of the Company,  and is  enforceable  against the
     Company in accordance with its terms.

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 30 of 37 Pages
----------------------                                    ----------------------

          7.   SPECIFIC PERFORMANCE. Each of the members of the Starboard Group, on the one hand,  and the Company,  on the other hand,  acknowledges  and agrees that  irreparable  injury to the other party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance  with their specific  terms or were  otherwise  breached  and that such injury  would not be adequately  compensable in damages. It is accordingly agreed that the members of the Starboard  Group,  on the one hand, and the Company,  on the other hand (the
"Moving  Party"),  shall  each be  entitled  to  specific  enforcement  of,  and injunctive  relief to prevent any  violation  of, the terms hereof and the other party hereto will not take action, directly or indirectly,  in opposition to the
Moving Party  seeking such relief on the grounds that any other remedy or relief is available at law or in equity.

          8.   PRESS RELEASE.  Immediately  following the execution and delivery of this  Agreement,  the Company and the  Starboard  Group shall issue the joint press release  attached hereto as EXHIBIT A (the "Press  Release").  None of the parties  hereto will prior to the  Termination  Date make any public  statements
(including in any filing with the SEC or any other  regulatory  or  governmental agency,  including any stock exchange) that are inconsistent  with, or otherwise contrary to, the statements in the Press Release issued pursuant to this Section
8.  Following  the date  hereof,  neither the  Starboard  Group,  nor any of its
Affiliates or Associates, shall prior to the Termination Date issue or cause the publication  of any press release or other public  announcement  with respect to this  Agreement,  the  Company,  its  management  or the Board or the  Company's business without prior written consent of the Company,  provided,  however, that the Starboard  Group may (i) file an amendment or amendments to the Schedule 13D in accordance  with Section 1(d) of this  Agreement or as otherwise  required by law,  (ii) make other  filings as required by law or (iii)  consistent  with its obligations  pursuant to Section 3 hereof,  make public  announcements  and take such positions as it deems  appropriate to the extent that the Company makes any public  announcement with regard to an extraordinary  transaction of any kind or nature.

          9.   EXPENSES. Within 10 business days following receipt of reasonably satisfactory  documentation  thereof,  the Company will  reimburse the Starboard
Group for its reasonable, documented out-of-pocket fees and expenses incurred in connection with its Schedule 13D filings,  its putative Proxy  Solicitation  and the negotiation  and execution of this Agreement and all related  activities and matters, provided such reimbursement shall not exceed $50,000 in the aggregate.

          10.  NO  WAIVER.   Any  waiver  by  either  the   Representative   (as
hereinafter  defined)  or the  Company  of a  breach  of any  provision  of this
Agreement  shall  not  operate  as or be  construed  to be a waiver of any other breach  of such  provision  or of any  breach  of any  other  provision  of this
Agreement.  The  failure of either the  Representative  or the Company to insist upon strict  adherence to any term of this  Agreement  on one or more  occasions shall not be  considered a waiver or deprive that party of the right  thereafter to  insist  upon  strict  adherence  to  that  term  or any  other  term of this
Agreement.

          11.  CERTAIN  DEFINITIONS.  As used in this  Agreement,  (a) the  term
"Person" shall mean any individual, partnership,  corporation, group, syndicate, trust,  government or agency, or any other  organization,  entity or enterprise;
(b) the terms "Affiliates" and "Associates" shall have the meanings set forth in
Rule  12b-2  under  the  Exchange  Act and  shall  include  Persons  who  become

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 31 of 37 Pages
----------------------                                    ----------------------

Affiliates or Associates  of any Person  subsequent to the date hereof;  and (c)
the term "Voting  Securities" shall mean any securities of the Company entitled, or which may be entitled,  to vote (whether or not entitled to vote generally in the election of  directors),  or securities  convertible  into or exercisable or exchangeable for such  securities,  whether or not subject to passage of time or other contingencies.

          12.  SUCCESSORS  AND ASSIGNS.  Neither this  Agreement  nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written  consent of the other parties hereto and any attempt to do so will be void.  Subject to the  preceding  sentence,  this  Agreement is binding upon, inures to the  benefit of and is  enforceable  by the  parties  hereto and their respective successors and assigns.

          13.  SURVIVAL OF  REPRESENTATIONS.  All representations and warranties made by the parties in this Agreement under Sections 5 and 6 shall survive until the  Termination  Date.  The  provisions  of Section 4 of this  Agreement  shall survive the Termination Date.

          14.  ENTIRE AGREEMENT;  AMENDMENTS. This Agreement contains the entire understanding  of the parties hereto with respect to its subject  matter.  There
are  no  restrictions,   agreements,  promises,   representations,   warranties,
covenants or  undertakings  other than those  expressly set forth  herein.  This
Agreement  may be amended  only by a written  instrument  duly  executed  by the parties hereto or their respective successors or assigns.

          15.  HEADINGS.  The section  headings  contained in this Agreement are for  reference  purposes  only and shall not  affect in any way the  meaning  or interpretation of this Agreement.

          16.  NOTICES.  All  notices,  demands and other  communications  to be given or delivered  under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when  delivered by hand
(with written  confirmation  of receipt),  (b) upon sending if sent by e-mail or facsimile,  with electronic confirmation of sending;  provided,  however, that a copy is sent on the same day by registered mail,  return receipt  requested,  in each case to the appropriate mailing and e-mail or facsimile addresses set forth below (or to such other mailing,  facsimile and e-mail  addresses as a party may designate by notice to the other parties in accordance with this provision), (c)
one (1) day after being sent by nationally  recognized  overnight carrier to the addresses  set forth below (or to such other  mailing  addresses  as a party may designate by notice to the other parties in accordance  with this Section 16) or
(d) when actually delivered if sent by any other method that results in delivery
(with written confirmation of receipt):

          If to the Company:

          SCS Transportation, Inc.
          4435 Main Street, Suite 930
          Kansas City, MO 64111
          Attn:  President

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 32 of 37 Pages
----------------------                                    ----------------------

          with a copy to:

          Bryan Cave LLP
          1200 Main Street, Suite 3500
          Kansas City, MO 64111
          Attn:  Robert M. Barnes, Esq.
          Telecopy:  (816) 374-3300
          Email:  RMBARNES@BRYANCAVE.COM

          If to the Starboard Group:

          Jeffrey C. Smith
          c/o Ramius Capital Group, LLC
          666 Third Avenue, 26th Floor
          New York, New York 10017

          with a copy to:

          Olshan Grundman Frome Rosenzweig & Wolosky LLP
          65 East 55th Street
          New York, New York 10022
          Attention: Steven Wolosky, Esq.
          Telecopy: (212) 451-2222
          Email: SWOLOSKY@OLSHANLAW.COM

or to such  other  address  as the  Person  to whom  notice  is  given  may have previously furnished to the others in writing in the manner set forth above.

          17.  GOVERNING LAW. This Agreement  shall be governed by and construed and  enforced  in  accordance  with the laws of the  State of  Missouri  without reference to the conflict of laws principles thereof.

          18.  COUNTERPARTS.  This  Agreement  may be executed in  counterparts, each of which shall be an original,  but all of which together shall  constitute one and the same Agreement.

          19.  STARBOARD  GROUP  REPRESENTATIVE.  Each  member of the  Starboard
Group  hereby   irrevocably   appoints   Jeffrey  C.  Smith  as  such   member's
attorney-in-fact  and representative  (the  "Representative"),  in such member's place and stead,  to do any and all things and to execute any and all  documents and give and receive any and all notices or instructions in connection with this
Agreement  and the  transactions  contemplated  hereby.  The  Company  shall  be entitled to rely, as being binding on each member of the Starboard  Group,  upon any action taken by the Representative or upon any document, notice, instruction or other writing given or executed by the Representative.

          20.  NO  ADMISSION.  Nothing  contained  herein  shall  constitute  an admission by any party hereto of liability or wrongdoing.

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 33 of 37 Pages
----------------------                                    ----------------------

          IN WITNESS WHEREOF,  and intending to be legally bound hereby, each of the undersigned  parties has executed or caused this Agreement to be executed on the date first above written.

SCS TRANSPORTATION, INC.

By: /s/ Herbert A. Trucksess, III
   -----------------------------------
Name:  Herbert A. Trucksess, III
Title: President and Chief Executive Officer

RAMIUS CAPITAL GROUP, LLC         C4S & CO., L.L.C.
By: C4S & Co., L.L.C.,
    as Managing Member            STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD

                                  ADMIRAL ADVISORS, LLC
                                  By: Ramius Capital Group, LLC, its managing
                                      member

RCG HALIFAX FUND, LTD.            RCG AMBROSE MASTER FUND, LTD.
By: Ramius Capital Group, LLC,    By: Ramius Capital Group, LLC,
    its Investment Advisor            its Investment Advisor
By: C4S & Co., L.L.C.,            By: C4S & Co., L.L.C.,
    its Managing Member               its Managing Member

RAMIUS MASTER FUND, LTD           ADMIRAL ADVISORS, LLC
By: Ramius Advisors, LLC          By: Ramius Capital Group, LLC, its managing
    its Investment Advisor            member
By: Ramius Capital Group, LLC
    its Managing Member           PARCHE, LLC
                                  By: Admiral Advisors, LLC, its managing member

                                  RAMIUS ADVISORS, LLC
                                  By: Ramius Capital Group, LLC, its managing
                                      member

By: /s/ Jeffrey M. Solomon
   -----------------------------------
   Name:  Jeffrey M. Solomon
   Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
---------------------------------------
Individually and as attorney-in-fact for
Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

/s/ Jeffrey C. Smith
--------------------------------------
JEFFREY C. SMITH

/s/ Jeffrey C. Ward
---------------------------------------
JEFFREY C. WARD

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 34 of 37 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

NAME OF ENTITY                                      # OF SHARES BENEFICIALLY
                                                             OWNED

STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD                  623,326
RCG HALIFAX FUND, LTD.                                          79,589
RCG AMBROSE MASTER FUND, LTD.                                   87,043
RAMIUS MASTER FUND, LTD                                        390,069
ADMIRAL ADVISORS, LLC                                          872,962
RAMIUS ADVISORS, LLC                                           390,069
PARCHE, LLC                                                    249,636
C4S & CO., L.L.C.                                            1,429,663
RAMIUS CAPITAL GROUP, LLC                                    1,429,663
JEFFREY C. WARD                                                  2,000
JEFFREY M. SOLOMON                                           1,429,663
MORGAN B. STARK                                              1,429,663
THOMAS W. STRAUSS                                            1,429,663
PETER A. COHEN                                               1,429,663
JEFFREY C. SMITH                                                     0

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CUSIP No. 81111T102                   13D                    Page 35 of 37 Pages
----------------------                                    ----------------------

                                                               [GRAPHIC OMITTED]

FOR IMMEDIATE RELEASE

                    SCS TRANSPORTATION REACHES AGREEMENT WITH
                   STARBOARD VALUE AND OPPORTUNITY MASTER FUND

                    JEFF WARD APPOINTED TO BOARD OF DIRECTORS

KANSAS CITY, Mo., March 2, 2006 -- SCS Transportation, Inc. (NASDAQ: SCST) and
Starboard Value and Opportunity Master Fund Ltd. and its affiliates
("Starboard") today announced that they have reached an agreement relating to the 2006 Annual Meeting of Stockholders of SCS Transportation.

Under the terms of the Settlement Agreement, the Company has appointed one of
Starboard's proposed candidates, Jeff Ward, a well-regarded transportation expert, as a new independent director to the Board of Directors effective immediately. Mr. Ward will join Bert Trucksess, SCS Transportation's Chairman,
President and Chief Executive Officer, and James Olson, Chairman of SCS
Transportation's Audit Committee, as candidates for election at the 2006 Annual
Meeting. Starboard has withdrawn its nomination of candidates for election to the Board of Directors at the upcoming Annual Meeting and has agreed to vote its shares in favor of each of the Board's nominees. The Annual Meeting is scheduled for April 20, 2006.

Mr. Trucksess said, "We are pleased that this matter has been resolved in a manner that serves the best interests of all SCS Transportation stockholders.
Our Board of Directors and management remain focused on building upon the positive momentum of our largest subsidiary, Saia, a leading multi-region LTL carrier, while we continue to pursue profitability improvement at Jevic, a hybrid LTL and truckload carrier. Furthermore, as we announced on January 24,
2006, our board is actively working with Morgan Keegan, exploring a range of strategic alternatives to enhance stockholder value."

Douglas Rockel, lead independent director of SCS Transportation's Board of
Directors, said, "The Board of Directors is committed to enhancing value for all
SCS Transportation stockholders. We welcome the input we have received from
Starboard and believe this agreement represents a positive result for our
Company. We look forward to working closely with Mr. Ward and benefiting from his years of relevant industry experience to help the Company continue to enhance stockholder value."

On behalf of Starboard, Jeffrey Smith, a Managing Director of Ramius Capital
Group, said, "We are pleased to be able to work constructively with SCS
Transportation with the shared goal of maximizing the value of the Company. We believe the Board is committed to exploring alternatives with Morgan Keegan and

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CUSIP No. 81111T102                   13D                    Page 36 of 37 Pages
----------------------                                    ----------------------

then completing whichever of the alternatives they determine will maximize stockholder value. We have worked closely with Jeff Ward in assessing the potential value of SCS Transportation and are confident that his immediate appointment to the SCS Transportation Board of Directors will serve the best interests of SCS Transportation and its stockholders."

Jeff Ward currently serves as a Vice President at A.T. Kearney, Inc., a global management consulting firm and a leader in supply chain and transportation consulting, where he is responsible for consulting assignments with a focus on the North American freight market. Mr. Ward has been employed by A.T. Kearney since August 1991. He has led multiple engagements for clients in the North
American freight market. His areas of expertise include corporate and marketing strategy, post merger integration, restructuring and privatization, network operations, mergers and acquisitions and operations effectiveness. Prior to joining A.T. Kearney, Mr. Ward served in a variety of positions at a family-owned interstate less-than-truckload (LTL) company from 1980 to 1987. Mr.
Ward received a Masters of Business Administration in Finance from The Wharton
School, University of Pennsylvania, a Masters in Transportation from the
University of Pennsylvania, and a B.A. in History from Columbia College,
Columbia University.

ABOUT SCS TRANSPORTATION

SCS Transportation, Inc. provides trucking transportation and supply chain solutions to a broad base of customers across the United States. With annual revenue of $1.1 billion, the Company focuses on regional and interregional less-than-truckload (LTL), and selected truckload (TL) and time-definite services. Operating subsidiaries are Saia, a multi-region LTL carrier based in
Duluth, Ga., and Jevic, a hybrid LTL and truckload carrier based in Delanco,
N.J. Headquartered in Kansas City, Mo., SCST has approximately 9,600 employees nationwide.

ABOUT STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

Starboard Value and Opportunity Master Fund invests primarily in the securities of U.S. public companies that are believed to be undervalued. Starboard Value and Opportunity Master Fund Ltd. is an affiliate of Ramius Capital Group, LLC.

ABOUT RAMIUS CAPITAL GROUP, LLC

Ramius Capital Group is a registered investment advisor that manages assets of
$7.3 billion in a variety of alternative investment strategies. Ramius Capital
Group is headquartered in New York with offices located in London, Tokyo, Hong
Kong, Munich, and Vienna.

FORWARD LOOKING STATEMENTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand the future prospects of a company and make informed investment decisions. This news release contains these types of statements, which are "forward-looking statements"
within the meaning of the Private Securities Litigation Reform Act of 1995.

----------------------                                    ----------------------
CUSIP No. 81111T102                   13D                    Page 37 of 37 Pages
----------------------                                    ----------------------

Words such as "anticipate," "estimate," "expect," "project," "intend," "may,"
"plan," "predict," "believe" and similar words or expressions are intended to identify forward-looking statements. Investors should not place undue reliance on forward-looking statements, and the Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements reflect the present expectation of future events of our management and are subject to a number of important factors, risks, uncertainties and assumptions that could cause actual results to differ materially from those described in any forward-looking statements. These factors and risks include, but are not limited to, general economic conditions; the effects and outcomes of strategic evaluations; cost and availability of qualified drivers, fuel, purchased transportation, property, revenue equipment and other operating assets; governmental regulations, including but not limited to Hours of Service, engine emissions, compliance with recent legislation requiring companies to evaluate their internal control over financial reporting and Homeland Security;
dependence on key employees; inclement weather; labor relations; integration risks; effectiveness of company-specific performance improvement initiatives;
competitive initiatives and pricing pressures; terrorism risks; self-insurance claims, equity-based compensation and other expense volatility; the Company's determination from time to time whether to purchase any shares under the repurchase program; and other financial, operational and legal risks and uncertainties detailed from time to time in the Company's SEC filings.

                                      # # #

CONTACTS:

FOR SCS TRANSPORTATION:                  FOR STARBOARD / RAMIUS:
Greg Drown, 816-714-5906                 MacKenzie Partners
                                         Charlie Koons, Mark Harnett,
                                         212-929-5500

Joele Frank, Wilkinson Brimmer Katcher
Matthew Sherman, 212-355-4449            Kekst and Company
                                         Micheline Tang, Robert Siegfried,
                                         212-521-4800